writer’s direct dial:	(302) 475-6756
telecopy:	(302) 475-3555
email:	kbelohoubek@dovermotorsports.com

August 23, 2005

Celeste M. Murphy

Special Counsel

Office of Mergers and Acquisitions

US SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Mail Stop 3628

Washington, D.C. 20549-3628

Re:	Dover Motorsports, Inc.
Schedule TO-I/A filed on August 19, 2005
File No. 005-47265

Dear Ms. Murphy:

Thank you for taking the time to speak with me yesterday concerning your letter of August 22, 2005. I apologize for not having responded more precisely to the exact questions you raised under Comment 6 and have endeavored to do so here.

The extent of the involvement of the Estate of John W. Rollins, Sr. (the “Estate”) is set forth in our Response Letter to you dated August 19, 2005 (please see our Response to Comments 6 and 7) and Amendment Number 1 to Schedule TO filed contemporaneously therewith. Therefore, as we discussed, since no additional material information is being provided by this Response Letter, we will not be filing an Amendment to Schedule TO in connection with this Response Letter.

Our response to your August 22, 2005 comment letter follows. For ease of reference we first reproduce the entire comment in underlined text and then provide our response.

Schedule TO-I

Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals. page 12

1.	We reissue comment 6 in our letter dated August 16, 2005. While we note your response and the accompanying changes to your offer materials, you have not addressed all of the questions raised in comment 6. For example, discuss the role played by the Estate through its

Celeste M. Murphy

United States Securities and Exchange Commission

August 23, 2005

executor Mr. Tippie, or any other person, in initiating, negotiating or structuring the offer, including any discussions between the Estate and the company regarding disposing of the Class A Common Shares held by the Estate. We note your disclosure that the Estate had no role in setting the terms of the offer and that the company established a special committee of the board of directors to explore a self tender as a means to enhance shareholder value. Tell us any other role the Estate had in the offer. For example, you should disclose if the Estate initiated the company’s exploration of a self tender in any way.

Please be advised that the Estate did not initiate, negotiate or structure the offer. There are, therefore, no material discussions between the Estate and the Company for us to disclose. Please also refer to our earlier response to Comment 6 in our August 19, 2005 Response Letter.

To further elaborate on the timing of the offer and the Company’s liquidity needs, you asked that I include in this response some supplemental detail for the Staff’s benefit concerning the sale of our Long Beach operations.

On May 24, 2005, we announced that we had entered into an asset purchase agreement relative to the sale of the assets of our Grand Prix Association of Long Beach subsidiary. On June 10, 2005, we announced that this sale had closed. Form 8-Ks disclosing this were incorporated by reference in our Schedule TO.

Net proceeds from this sale of a little more than $15 million were used to pay down our debt to the lowest level since the spin-off of our gaming operations in April, 2002. As a result of this sale and our strong cash flows, when we negotiated the amendment to our credit facility to permit the self tender, we were also able to amend the facility to provide less restrictive covenants and more favorable pricing and to change the facility from a secured to an unsecured one. The terms of this amendment are set forth in our Form 10-Q for the period ended June 30, 2005 and are also described in our Schedule TO (please see Section 11, “Source and Amount of Funds” beginning on page 15).

Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

Thank you.
Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel